Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports strong second quarter Fiscal 2023 results

Revenue up 13.7% and diluted Earnings Per Share (EPS) up 15.0%

Q2-F2023 performance highlights

•	Revenue of $3.72 billion, up 13.7% year-over-year or 11.4% year-over-year in constant currency[1];

•	Earnings before income taxes of $564.5 million, up 13.2% year-over-year, for a margin[1] of 15.2%;

•	Adjusted EBIT[1] of $600.8 million, up 14.7% year-over-year, for a margin of 16.2%[1];

•	Net earnings of $419.4 million, up 12.7% year-over-year, for a margin[1] of 11.3%;

•	Net earnings excluding specific items[1,2] of $435.0 million, up 16.3% year-over-year, for a margin of 11.7%[1,2];

•	Diluted EPS of $1.76, up 15.0% year-over-year;

•	Diluted EPS excluding specific items[1,2] of $1.82, up 19.0% year-over-year;

•	Cash from operating activities of $469.1 million, representing 12.6% of revenue;

•	Bookings[1] of $3.84 billion, for a book-to-bill ratio of 103.3%; and

•	Backlog[1] of $25.24 billion or 1.8x annual revenue.

Note: All figures in Canadian dollars. Q2-F2023 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian securities regulators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Montréal, Quebec, April 26, 2023 - CGI (TSX: GIB.A) (NYSE: GIB)

Q2-F2023 results

“I am pleased with our performance in the second quarter and throughout the first half of the fiscal year,” said George D. Schindler, President and Chief Executive Officer. “Our team again delivered double-digit EPS accretion and sustained margin expansion, both driven by a combination of strong revenue growth and operational discipline. We continue to invest in talent and end-to-end offerings that are aligned with evolving client demand, notably to help clients achieve business efficiencies and IT cost savings, while simultaneously progressing their enterprise digitization agendas.”

For the second quarter of Fiscal 2023, the Company reported revenue of $3.72 billion, representing a year-over-year increase of 13.7%. When excluding foreign currency impacts, revenue grew by 11.4% year-over-year.

Earnings before income taxes were $564.5 million, up 13.2% year-over-year, for a margin of 15.2%, down 10 basis points compared to the same period last year. Adjusted EBIT was $600.8 million, up 14.7% year-over-year, for a margin of 16.2%, up 20 basis points compared to the same period last year.

1 Constant currency growth, diluted EPS excluding specific items, adjusted EBIT, adjusted EBIT margin, net earnings excluding specific items, net earnings margin excluding specific items and diluted EPS margin excluding specific items are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash from operating activities as a percentage of revenue, bookings and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS) measure, as applicable. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

2Specific items in Q2-F2023 include: $15.5 million in acquisition-related and integration costs, net of tax; Specific items in Q2-F2022 include: $2.1 million in acquisition-related and integration costs, net of tax.

Net earnings were $419.4 million, up 12.7% compared with the same period last year, for a margin of 11.3%. Diluted earnings per share, as a result, were $1.76 compared to $1.53 last year, representing an increase of 15.0%. When excluding acquisition-related and integration costs, net of tax, net earnings were $435.0 million. This represents an increase of 16.3% year-over-year, and a margin of 11.7%. On the same basis, diluted earnings per share increased by 19.0% to $1.82, up from $1.53 for the same period last year.

The number of CGI consultants and professionals worldwide currently stands at approximately 91,000, representing a year-over-year increase of 8.3%.

Cash provided by operating activities was $469.1 million, or 12.6% of revenue, representing a decrease of 0.7% on a year-over-year basis. For the first half of Fiscal 2023, cash provided by operating activities was $1,074.4 million, or 15.0% of revenue, representing an increase of 12.3% on a year-over-year basis.

Bookings were $3.84 billion, up $523 million on a year-over-year basis, representing a book-to-bill ratio of 103.3%. As of March 31, 2023, the Company’s backlog stood at $25.24 billion or 1.8x annual revenue.

Financial highlights	Q2-F2023	Q2-F2022	Change
In millions of Canadian dollars except earnings per share and where noted
Revenue	3,715.3	3,268.9	446.4
Growth	13.7%	6.2%	750 bps
Constant currency growth	11.4%	10.0%	140 bps
Earnings before income taxes	564.5	498.8	65.7
Margin %	15.2%	15.3%	(10 bps)
Adjusted EBIT	600.8	523.6	77.2
Margin %	16.2%	16.0%	20 bps
Net earnings	419.4	372.0	47.4
Margin %	11.3%	11.4%	(10 bps)
Net earnings excluding specific items[1]	435.0	374.1	60.9
Margin %	11.7%	11.4%	30 bps
Diluted EPS	1.76	1.53	0.23
Diluted EPS excluding specific items[1]	1.82	1.53	0.29
Weighted average number of outstanding shares (diluted)	238.5	243.8	(5.3)
Net finance costs	15.4	22.5	(7.1)
Net debt[2]	2,529.0	2,729.7	(200.7)
Net debt to capitalization ratio[2]	24.0%	28.7%	(470 bps)
Cash provided by operating activities	469.1	472.6	(3.5)
As a percentage of revenue	12.6%	14.5%	(190 bps)
Days sales outstanding (DSO) [2]	41	42	(1)
Return on invested capital (ROIC) [2]	15.6%	15.7%	(10 bps)
Return on equity (ROE) [2]	20.7%	21.0%	(30 bps)
Bookings	3,839	3,316	523
Backlog	25,241	23,144	2,097

1 Specific items in Q2-F2023 include: $15.5 million in acquisition-related and integration costs, net of tax; Specific items in Q2-F2022 include: $2.1 million in acquisition-related and integration costs, net of tax.

2 Net debt, net debt to capitalization ratio and ROIC are non-GAAP financial measures or ratios. DSO and ROE are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS) measure, as applicable. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

During the second quarter of Fiscal 2023, the Company invested $107.2 million back into its business and $400.0 million (at a weighted average price of $119.58) under its current Normal Course Issuer Bid to purchase for cancellation 3,344,996 of its Class A subordinate voting shares.

Return on invested capital (ROIC) was 15.6%, a decrease of 10 basis points when compared to the prior year, and up 10 basis points sequentially.

As at March 31, 2023, net debt stood at $2.53 billion, down from $2.73 billion at the same time last year. The net debt-to-capitalization ratio stood at 24.0% at the end of March 2023, down 470 basis points when compared to the prior year.

At the end of March 2023, with cash of $1.3 billion on hand excluding funds held for clients, and a fully available revolving credit facility, the Company had $2.8  billion in readily available liquidity to pursue its Build and Buy profitable growth strategy.

To access the financial statements – click here

To access the Q2-F2023 MD&A – click here

Q2-F2023 results conference call

Management will host a conference call this morning at 9:00 a.m. (EDT) to discuss results. Participants may access the call by dialing +1-888-396-8049 or +1-416-764-8646 Conference ID: 66993424 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Participants may also access a replay of the call by dialing +1-877-674-7070 Passcode: 993424, until May 26, 2023.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 91,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2022 reported revenue is $12.87 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions by 2030, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Andrée-Anne Pelletier, ARP, PRP

Manager, Global Media and Public Relations

an.pelletier@cgi.com

+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net earnings excluding specific items, net earnings margin excluding specific items, diluted EPS excluding specific items, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Key performance measures used in this press release: earnings before income taxes margin, cash from operating activities as a percentage of revenue, bookings, book-to-bill ratio, backlog, days sales outstanding (DSO), net earnings margin, and return on equity (ROE).

Below are reconciliations to the most comparable IFRS financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4 and 5 of our Q2-F2023 MD&A which is posted on CGI’s website, and filed with SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Reconciliation between constant currency growth and growth

In thousands of CAD except for percentages	For the three months ended March 31,
	2023	2022	%

Total CGI revenue	3,715,324	3,268,946	13.7%

Constant currency year-over-year revenue growth	11.4%

Foreign currency impact	2.3%

Variation over previous period	13.7%

Reconciliation between adjusted EBIT and earnings before income taxes

In thousands of CAD except for percentage	For the three months ended March 31,
	2023	% of revenue	2022	% of revenue

Adjusted EBIT	600,768	16.2%	523,608	16.0%

Minus the following items:

Acquisition-related and integration costs	20,945	0.6%	2,248	0.1%

Net finance costs	15,366	0.4%	22,539	0.7%

Earnings before income taxes	564,457	15.2%	498,821	15.3%

Net earnings and Diluted EPS, excluding specific items

In thousands of CAD except for percentages and shares data	For the three months ended March 31,
	2023	2022	Change

Earnings before income taxes	564,457	498,821	13.2%

Add back:

Acquisition-related and integration costs	20,945	2,248

Earnings before income taxes excluding specific items	585,402	501,069	16.8%

Income tax expense	145,042	126,833	14.4%

Effective tax rate	25.7%	25.4%

Add back:

Tax deduction on acquisition-related and integration costs	5,406	115

Impact on effective tax rate	—%	(0.1%)

Income tax expense excluding specific items	150,448	126,948	18.5%

Effective tax rate excluding specific items	25.7%	25.3%

Net earnings excluding specific items	434,954	374,121	16.3%

Net earnings margin excluding specific items	11.7%	11.4%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	235,042,445	240,299,030	(2.2%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	238,504,523	243,834,052	(2.2%)

Earnings per share excluding specific items (in dollars)

Basic	1.85	1.56	18.6%

Diluted	1.82	1.53	19.0%

Reconciliation between net debt and long-term debt and lease liabilities

As at March 31,	2023	2022

In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,528,956	2,729,684

Add back:

Cash and cash equivalents	1,280,800	1,056,252

Short-term investments	4,737	3,133

Long-term investments	18,114	16,646

Fair value of foreign currency derivative financial instruments related to debt	20,110	(72,213)

Long-term debt and lease liabilities [1]	3,852,717	3,733,502

Net debt to capitalization ratio	24.0%	28.7%

Return on equity	20.7%	21.0%

Return on invested capital	15.6%	15.7%

Days sales outstanding	41	42

[1]

As at March 31, 2023, long-term debt and lease liabilities were $3,170.3 million ($3,041.9 million as at March 31, 2022) and $682.4 million ($691.6 million as at March 31, 2022), respectively, including their current portions.